Japan Retail Fund Investment Corporation
Izumikan Kioicho Building 6F
4-3, Kioicho, Chiyoda-ku
Tokyo 102-0094, Japan

September 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Hiroshi Shinagawa of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8312; facsimile: 813-6212-8212).

Very truly yours,

Japan Retail Fund Investment Corporation

By: ____________________
Name: Yuichi Hiromoto
Title: Executive Director

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange from March 3, 2004 to August 31, 2004. Brief descriptions of the Japanese language documents number from 1 below is included in EXHIBIT A; an excerpt English translation of the document number 2 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 3 to 12 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated May 26, 2004, for the fiscal year ending February 29, 2004 (Japanese Language only)

2. Annual Report: Fourth Accounting Period (From September 1, 2004 to February 29, 2004 (Japanese Language only))

3. Press Release (Japanese Language only) titled "Notice of Partial Sale of Investment Units Owned by a Major Unitholder" dated March 19, 2004

4. Press Release (Japanese Language only) titled "Notice of Scheduled Replacement of Director of Investment Trust Management Company " dated March 30, 2004

5. Press Release (Japanese Language only) titled "Notice of Money Borrowing and Repayment" dated March 31, 2004

6. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending September 29, 2004 (From September 1, 2003 To February 29, 2004)" dated April 15, 2004

7. Press Release (Japanese Language only) titled "(Amendment) Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending September 29, 2004 (From September 1, 2003 To February 29, 2004)" dated April 19, 2004

8. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated April 28, 2004

9. Press Release (Japanese Language only) titled "Notice of Scheduled Replacement of Director of Investment Trust Management Company" dated June 8, 2004

10. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated June 23, 2004

11. Press Release (Japanese Language only) titled "Notice of Money Borrowing " dated June 23, 2004

12. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated June 29, 2004

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT D, attached hereto)

Press Releases

	Date	Title
1.	April 15, 2004	Japan Retail Fund Investment Corporation Announcement of Fourth Fiscal Period Results
2.	April 28, 2004	Japan Retail Fund Investment Corporation To Acquire Esquisse Omotesando Annex in Shibuya, Tokyo
3.	June 23, 2004	Japan Retail Fund Investment Corporation To Acquire Ito-Yokado Tsunashima in kohoku-ku, Kanagawa Prefecture

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated May 26, 2004, for the fiscal year ending February 29, 2004

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending February 29, 2004.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 2.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
Fourth Accounting Period
(From September 1, 2003 to February 29, 2004)

Izumi-kan Kioi-cho Building, 4-3, Kioi-cho, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Table of Contents
(Omitted)

Greeting

Yuichi Hiromoto

Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

I. OUTLINE OF THE INVESTMENT CORPORATION

Property No. 1
Esquisse Omotesando
Newly acquired property (Acquisition date: March 2, 2004)

Name of the Building	Omotesando 8953 Building
Location	10-1 Jingumae, 5-chome, Shibuya-ku, Tokyo
Area of Land	1,455.81 m^2
Total Floor Area	7,257.31 m^2
Structural Scale	Five levels plus two basements
Date of Construction	January 25, 1982 September 29, 2001 Renewal Open
Tenant	Chanel, Yves Saint Laurent Rive Gauche, Gucci, Bottega Veneta, Boucheron, Theory

Property No. 2
Urban Style Commercial Retail Building
8953 HARAJUKU FACE Building
Acquired property during Fourth Accounting Period (Acquisition date: January 9, 2004)

Name of the Building	8953 HARAJUKU FACE Building
Location	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo
Area of Land	371.46 m^2
Total Floor Area	1,575.26 m^2
Level	Six levels plus one basement
Date of Construction	March 27, 1985
Tenant	Diesel

Property No. 3
8953 DAIKANYAMA Building
Acquired property during Fourth Accounting Period (Acquisition date: December 10, 2003)

Name of the Building	8953 DAIKANYAMA Building
Location	35-17 Ebisu-nishi, 1-chome, Shibuya-ku, Tokyo
Area of Land	312.46 m^2
Total Floor Area	622.49 m^2
Level	Two levels plus one basement
Date of Construction	March 1, 1991
Tenant	Onward Kashiyama

Property No. 4
Suburban Style Shopping Center
Ito-Yokado Nishikicho
Acquired property during Fourth Accounting Period (Acquisition date: November 28, 2003)

Name of the Building	8953 Warabi Nishikicho Building
Location	12-1 Nishikicho, 1-chome, Warabi-shi, Saitama
Area of Land	34,632.74 m²
Total Floor Area	72,957.52 m²
Level	Four levels
Date of Construction	November 6, 2003
Tenant	Ito-Yokado

Property No. 5
AEON Higashiura Shopping Center
Acquired property during Fourth Accounting Period (Acquisition date: January 15, 2004)

Name of the Building	8953 Nagoya Higashiura Building
Location	62-1 Aza-toueicho, Ooaza-ogawa, Chitagun-Higshiuracho, Aichi
Area of Land	86,320.55 m²
Total Floor Area	100,457.69 m²
Level	Four levels
Date of Construction	July 18, 2001
Tenant	JUSCO

Property No. 6
AEON Kashiihama Shopping Center
Acquired property during Fourth Accounting Period (Acquisition date: January 29, 2004)

Name of the Building	8953 Fukuoka Kashiihama Building
Location	12-1 Kashiihama, 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka
Area of Land	67,370.21 m²
Total Floor Area	102,936.41 m²
Level	Four levels
Date of Construction	November 20, 2003
Tenant	JUSCO

Property No. 7
AEON Sapporo Naebo Shopping Center
Newly Acquired property (Acquisition date: March 2, 2004)

Name of the Building	8953 Sapporo Naebo Building
Location	1-1 Higashinaebo-nijyou, 3-chome, Higashi-ku, Sapporo-shi, Hokkaido
Area of Land	59,624.27 m²
Total Floor Area	66,638.92 m²
Level	Five levels
Date of Construction	June 12, 2003
Tenant	JUSCO

Major Tenants
(Omitted)

Transition of Occupancy Ratio
(Omitted)

Performance Review
Portfolio Classified by Region (based on acquisition value of eighteen properties)
(Omitted)

State of Investment Unit

Japan Retail Fund Investment Corporation: fluctuation of price of investment unit (up to the closing price of April 9, 2004)

Fluctuations of price of investment unit and trading volume of the Investment Corporation at the Tokyo Stock Exchange from March 12, 2002 (date on which the investment unit was listed) to April 9, 2004 are as follows:
(Omitted)

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement. Mitsubishi Corp.-UBS Realty Inc. aims to offer safe and attractive investment opportunities by utilizing network of Mitsubishi Corporation with huge number of clients among various industries, its business know-how related to real estate market in Japan which has been fostered in large-scale real estate development businesses, its cutting-edge financial know-how, its performances and experience of management of various funds such as venture capital funds and business acquisition funds, as well as performances and experience of UBS group related to management of real estate as a real estate investment advisor in U.S., Great Britain and Australia and its management know-how and performances related to securities investment trust in Japan.

II. ANNUAL REPORT

General Condition of Asset Management

1. Operating Results and Financial Position

		First Accounting Period	Second Accounting Period	Third Accounting Period	Fourth Accounting Period
		(From September 14, 2001 to August 31, 2002)	(From September 1, 2002 to February 28, 2003)	(From March 1, 2003 to August 31, 2003)	(From September 1, 2003 to February 29, 2004)
Operating revenues	million ¥	1,350	1,453	5,920	6,947
(Rental revenues)	million ¥	(1,350)	(1,453)	(5,920)	(6,947)
Operating expenses	million ¥	509	539	3,347	4,077
(Rental expenses)	million ¥	(327)	(340)	(2,885)	(3,464)
Operating income	million ¥	841	914	2,572	2,870
Ordinary income	million ¥	696	757	2,303	2,581
Net income (a)	million ¥	694	756	2,302	2,580
Net asset value (b)	million ¥	24,356	24,418	76,223	76,501
(comparison with the previous period)	%	(-)	(+0.3)	(+212.1)	(+0.4)
Total assets (c)	million ¥	44,064	45,012	126,377	169,891
(comparison with the previous period)	%	(-)	(+2.1)	(+180.8)	(+34.4)
Total Unitholders' capital	million ¥	23,662	23,662	73,921	73,921
(comparison with the previous period)	%	(-)	(0.0)	(+212.4)	(0.0)
Number of investment units issued and outstanding (d)	unit	52,400	52,400	152,502	152,502
Net asset value per unit (b)/(d)	¥	464,824	466,010	499,820	501,643
Total distribution (e)	million ¥	694	756	2,302	2,580
Distribution per unit (e)/(d)	¥	13,252	14,438	15,095	16,918
(Profit-sharing per unit)	¥	(13,252)	(14,438)	(15,095)	(16,918)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.6 (3.4)	1.7 (3.4)	2.7 (5.3)	1.7 (3.5)
Profit ratio to net worth (Note 3)	%	2.9 (6.1)	3.1 (6.3)	4.6 (9.1)	3.4 (6.8)
Net worth ratio (b)/(c)	%	55.3	54.3	60.3	45.0
(increasing and decreasing compared with the previous period)		(-)	(-1.0)	(+6.0)	(-15.3)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0
(Other information for reference)					
Rental Net Operating Income (NOI) Note 3	million ¥	1,308	1,407	3,878	4,564
Net Profit Margin Note 3	%	51.4	52.1	38.9	37.1
Debt Service Coverage Ratio Note 3	multiple	26.2	22.8	116.6	35.5
Funds from Operation (FFO) per unit Note 3	¥	18,696	20,067	20,629	24,007
Funds from Operation (FFO) multiples Note 3	multiple	12.0	12.9	15.0	14.2

Possible distribution per unit after adjustment of non-current tax etc. Note 4	¥	10,133	10,928	12,660	14,112

Note 1: Consumption tax, etc. are not included in operating revenues, etc.
Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.
Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized, as the Investment Corporation commenced its operation from March 13, 2002 and actual days of operation was only 172 days for first accounting period, 181 days for second accounting period, 184 days for third accounting period and 182 days for fourth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues − Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Development of Asset Management of This Period

(1) Principal Progress of the Investment Corporation:

The *toshi hojin* was incorporated on September 14, 2001 under the Law Concerning Investment Trusts and Investment Corporations of Japan and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of commercial facilities in Japan (Issue Name Code: 8953). Immediately after the incorporation, the *toshi hojin* acquired 4 commercial facilities, and during the third period acquired 6 new properties. Thereafter, 6 additional properties have been acquired and as of the end of the forth period (February 29, 2004), a total of 16 properties are being operated.

(2) Results of Operation

As our management policy, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and

long-term" and "growth-type real properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan. Income-type real properties are supported by the long-term (over ten years) lease agreement with the excellent tenants centering around Ito-Yokado, AEON and KINTETSU department store and the occupancy ratios of such properties have always been maintained at 100% to obtain a very stable rental income. Further, newly built large properties such as the buildings of Ito-Yokado and AEON are included in the income-type real properties that have been obtained during the current period. This is because each of these excellent, major general supermarkets have begun incorporating development projects with a *toshi hojin* exit strategy to open new stores, and as a result, our partnerships with these winning retailers are becoming closer.

On the other hand, as for growth-type real properties, the incomes are expanding steadily through the updraw of tenant replacements and occupancy ratio aiming at maximizing the potential value of the commercial facilities such as Hakata Riverain/eeny meeny miny mo.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase Etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Capital Increase through Public Offering	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4

Note 1 The *toshi hojin* was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit

(subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	First Accounting Period	Second Accounting Period	Third Accounting Period	Fourth Accounting Period
Settlement Date	August 2002	February 2003	August 2003	February 2004
Highest	¥484,000	¥578,000	¥650,000	¥712,000
Lowest	¥433,000	¥466,000	¥518,000	¥595,000

4. State of Distributions Etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥16,918.

	First Accounting Period	Second Accounting Period	Third Accounting Period	Fourth Accounting Period
	(From September 14, 2001 to August 31, 2002)	(From September 1, 2002 to February 28, 2003)	(From March 1, 2003 to August 31, 2003)	(From September 1, 2003 to February 29, 2004)
Net income	694,417 thousand yen	756,559 thousand yen	2,302,051 thousand yen	2,580,043 thousand yen
Accumulated earnings	12 thousand yen	20 thousand yen	54 thousand yen	69 thousand yen
Total cash distribution (Distribution per unit)	694,404 thousand yen (13,252 yen)	756,551 thousand yen (14,438 yen)	2,302,017 thousand yen (15,095 yen)	2,580,028 thousand yen (16,918 yen)
Total profit-sharing (Profit-sharing per unit)	694,404 thousand yen (13,252 yen)	756,551 thousand yen (14,438 yen)	2,302,017 thousand yen (15,095 yen)	2,580,028 thousand yen (16,918 yen)

Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved

(Omitted)

6. Material Subsequent Facts

Material subsequent facts appeared since this period's closing date (February 29, 2004) within the Investment Corporation are as follows.

(1) Terms and Conditions of Issuance of New Investment Units

The issue of new investment units was resolved at the board meeting held on February 17, 2004 and the payment was completed on March 1, 2004. Herewith, as of March 2, 2004, the total amount of unitholder's capital is 116,188,696,160 yen and the total number of investment units issued and outstanding is 219,502 units.

【Terms and Conditions of Issuance of New Investment through Public Offering】

<Japanese Offering and International Offering will be conducted on overseas markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act of 1933)>

Number of new investment units to be issued:	67,000 units (Japanese Offering 44,300 units, International Offering 22,700 units)
Issue Price (Offering Price):	654,910 yen per unit
Total Amount of Issue Price:	43,878,970,000 yen
Issue Price (Underwriting Price):	630,852 yen per unit
Total Amount of Issue Price:	42,267,084,000 yen
Date of Payment:	March 1, 2004
Date of Delivery of Investment Units:	March 2, 2004
Date from which Cash Distributions shall be Calculated:	March 1, 2004

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	First Accounting Period as of August 31, 2002	Second Accounting Period as of February 28, 2003	Third Accounting Period as of August 31, 2003	Fourth Accounting Period as of February 29, 2004
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	52,400 Units	52,400 Units	152,502 Units	152,502 Units
Number of Unitholders	8,046 Persons	6,756 Persons	11,648 Persons	11,481 Persons

2. Major Unitholders

Major unitholders as of February 29, 2003 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Mitsubishi Corporation	6-3 Marunouchi, 2-chome, Chiyoda-ku, Tokyo	9,602	6.30
The Chugoku Bank	15-20 Marunouchi, 1-chome, Okayama-shi, Okayama	6,397	4.19
The Joyo Bank	5-5 Minamimachi, 2-chome, Mito-shi, Ibaraki	5,948	3.90
Goldman Sachs International	133 Fleet Street London EC4A 2BB, U.K.	5,489	3.60
The Hiroshima Bank	3-8 Kamiya-cho, 1-chome, Naka-ku, Hiroshima-shi, Hiroshima	4,501	2.95
The Shinwa Bank, Ltd.	10-12 Shimase-cho, Sasebo-shi, Nagasaki	4,500	2.95
The Bank of Ikeda	1-11 Jyonan, 2-chome, Ikeda-shi, Osaka	4,402	2.89
The Bank of New	Global Custody, 32nd	3,968	2.60

York Treaty JASDEX Account	Floor One Wall Street, New York, NY 10286, U.S.A.		
Japan Trustee Services Bank Ltd, Trust Account	8-11 Harumi, 1-chome, Chuo-ku, Tokyo	3,603	2.36
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12 Harumi, 1-chome, Chuo-ku, Tokyo	2,810	1.84
The Yamanashi Chuo Bank, Ltd.	20-8 Marunouchi, 1-chome, Kofu-shi, Yamanashi	2,380	1.56
Zibralta Life Insurance	13-10, Nagatacho 2-chome, Chiyoda-ku, Tokyo	2,100	1.38
The Fuji Fire and Marine Insurance	18-11 Minamisenba, 1-chome, Chuo-ku, Osaka-shi, Osaka	1,936	1.27
Melon Bank ABN AMRO Global Custody NV	One Boston Place Boston, MA 02108	1,879	1.23
The Hachijuni Bank, Ltd.	178-8 Okada Nakagosho-Oaza, Nagano-shi, Nagano-	1,800	1.18
The Hokuyo Bank	3-11, Odori-Nishi, Chuo-ku, Sapporo, Hokkaido	1,700	1.11
Numazu Shinyo Kinko	6-16, Otemachi 5-chome, Numazu, Sizuoka	1,644	1.08
The Aichi Bank	14-12, Sakae 3-chome, Naka-ku, Nagoya, Aichi	1,638	1.07
The Senshu Bank	26-15, Miyamotocho, Kishiwada, Osaka	1,619	1.06
Morgan Stanley and Company International Limited	25 Cabot Square, Canary Wharf, London E14 4QA, England	1,599	1.05
Total		69,515	45.58

3. Names, Etc. of Executive Director and Supervisory Directors as of End of Period

Post	Name	Major Concurrent Post, Etc.
Executive Director	Yuichi Hiromoto	President and Representative Director of Mitsubishi Corp.-UBS Realty Inc.
Supervisory Director	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba
Supervisory Director	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office

Note: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interest between those companies (including those listed above) and the Investment Corporation.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi Trust & Banking Corp.
General Administrator (Underwriter)	Note 1
General Administrator (International Underwriter)	Note 2
General Administrator (Offerer)	Note 3
General Administrator (Transfer of register, etc.)	The Mitsubishi Trust & Banking Corp.

Note 1: At the board meeting held on January 29, 2004, new investment units underwriting agreement was made and entered into between Nikko Citigroup Limited and UBS Securities Limited as the joint lead managers and Mitsubishi Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Shinko Securities Co., Ltd., Nomura Securities Co., Ltd., and Mizuho Securities Co., Ltd., as the underwriters and have appointed as general administrator related to the offering of investment units, however, the payment was completed on March 1, 2004 and the brokerage operation is terminated at the present.

Note 2: At the board meeting held on January 29, 2004, International Purchase Agreement was made and entered into between Citigroup Global Markets Limited and UBS Limited as the underwriters and have appointed as general administrator related to the offering of investment units, however, the payment was completed on March 1, 2004 and the brokerage operation is terminated at the present.

Note 3: At the board meeting held on January 29, 2004, Nikko Citigroup Limited was appointed as general administer related to the offer by over-allotment along with the Japanese Offering, considering the demand conditions thereof, however, the payment was completed on March 1, 2004 and the brokerage operation is terminated at the present.

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Third Accounting Period (as of August 31, 2003)		Fourth Accounting Period (as of February 29, 2004)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	35,761	28.3	60,083	35.4
	Osaka and Nagoya metropolitan area	55,308	43.8	61,875	36.4
	Other metropolitan areas	22,863	18.1	37,065	21.8
	Sub-total	113,933	90.2	159,024	93.6
Deposit and other assets		12,444	9.8	10,866	6.4
Total Assets		126,377	100.0	169,891	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area	Leased Area	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		m²	m²	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,078	1	46,248.96	46,248.96	100.0	6.3	Commercial facility
ESPA Kawasaki (trust beneficiary interests)	9,985	1	56,891.15	56,891.15	100.0	5.1	Commercial facility
Osaka Shinsaibashi 8953 Building (trust beneficiary interests)	14,165	1	13,666.96	13,666.96	100.0	6.0	Commercial facility
JUSCO Chigasaki Shopping Center (trust beneficiary	8,211	1	63,652.33	63,652.33	100.0	4.0	Commercial facility

interests)							
Hakata Reverain (trust beneficiary interests)	13,289	1	25,733.62	25,498.51	99.1	18.4	Commercial Facility
Ito-Yokado Narumi (trust beneficiary interests)	8,554	1	50,437.91	50,437.91	100.0	4.8	Commercial Facility
Minami Aoyama 8953 Building (trust beneficiary interests)	5,410	1	1,582.48	1,582.48	100.0	2.4	Commercial Facility
Nara Family (trust beneficiary interests)	32,265	1	85,337.48	85,157.16	99.8	32.1	Commercial Facility
Abiko Shopping Plaza (trust beneficiary interests)	10,220	1	43,415.03	43,415.03	100.0	10.0	Commercial Facility
Ito-Yokado Yabashira (trust beneficiary interests)	1,691	1	21,581.65	21,581.65	100.0	1.1	Commercial Facility
Ito-Yokado, Kamifukuokahigashi (trust beneficiary interests)	6,946	1	28,316.18	28,316.18	100.0	3.3	Commercial Facility
Ito-Yokado Nishikicho (trust beneficiary interests)	13,519	1	72,957.52	72,957.52	100.0	3.3	Commercial Facility
8953 Daikanyama Building (trust beneficiary interests)	1,285	1	574.46	574.46	100.0	0.2	Commercial Facility
8953 Harajuku Face Building (trust beneficiary interests)	2,812	1	1,477.62	1,477.62	100.0	0.3	Commercial Facility
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,889	1	100,457.69	100,457.69	100.0	1.4	Commercial Facility
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,697	1	109,616.72	109,616.72	100.0	1.3	Commercial Facility
Total (Note 2)	159,024	16	721,947.76	721,532.33	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of

the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

3. Capital Expenditures for Holdings:
(Omitted)

State of Expenses and Debts

1. Breakdown of Expenses for Management

(Thousand yen)

Items	Third Period (From March 1, 2003 to August 31, 2003)	Fourth Period (From September 1, 2003 to February 29, 2004)
(a) Asset management fee	361,990	473,213
(b) Asset custody fee	9,505	23,208
(c) General administrative fee	47,161	58,540
(d) Directors fee	1,800	1,800
(e) Other expenses	41,690	56,047
Total	462,147	612,809

Note: In addition to the above asset management fee, management fees for acquiring properties included in the purchase price of each real estate invested are 556,376 thousand yen for the third period and 352,936 thousand yen for the fourth period.

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period	Balance at the end of the current period (Note 3)	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
			Million yen	Million yen	%				
Short-term debts	The Bank of Tokyo Mitsubishi, Ltd.	September 18, 2003	-	1,750	1.1	September 17, 2004	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation		-	875	1.1				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	875	1.1				
	The Bank of Tokyo Mitsubishi, Ltd.	November 28, 2003	-	6,310	1.1	November 26, 2004			
	The Mitsubishi Trust and Banking Corporation		-	3,155	1.1				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	3,155	1.1				
	The Bank of Tokyo Mitsubishi, Ltd.	December 10, 2003	-	555	1.1	December 9, 2004			
	The Mitsubishi Trust and Banking Corporation		-	277	1.1				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	277	1.1				
	The Bank of Tokyo Mitsubishi, Ltd.	January 9, 2004	-	1,299	1.1	January 7, 2005			
	The Mitsubishi Trust and Banking Corporation		-	649	1.1				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	649	1.1				

	The Bank of Tokyo Mitsubishi, Ltd.		-	3,100	1.1				
	The Mitsubishi Trust and Banking Corporation	January 15, 2004	-	1,550	1.1	January 14, 2005			
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	1,550	1.1				
	The Bank of Tokyo Mitsubishi, Ltd.		-	6,250	1.1				
	The Mitsubishi Trust and Banking Corporation	January 29, 2004	-	3,125	1.1	January 28, 2005			
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	3,125	1.1				
	Sub-total			38,528					
			Million yen	Million yen	%				
	The Bank of Tokyo Mitsubishi, Ltd.		2,084	2,084	1.1				
Long-term debts	The Mitsubishi Trust and Banking Corporation	March 13, 2002	1,043	1,043	1.1	March 13, 2007	Lump sum at due date	Note 2	With security and no guaranty
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,043	1,043	1.1				
	Sub-total		4,170	4,170					
Total			4,170	42,698					

Note 1: The average interest rate for long-term debts shows the weighted interest rate average after consideration of interest rate for interest rate swap accrued on the balance at the end of the period.

Note 2: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

3. Investment Corporation Bonds

Not applicable

State of Acquisition During the Current Period

1., 2. and 3.

(Omitted)

4. Trading with Interested Parties, etc.

(1) Tradings
There is no trading of specified assets with interested parties, etc. during this period.

(2) Amount of fees, etc. to interested parties, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Real estate trading brokerage fee (Note 2)	658,890	Mitsubishi Corp.	400,000	60.7
Real estate rental intermediary fee	30,431	Diamond City Co., Ltd	571	1.9
Property management fee	331,780	Diamond City Co., Ltd	256,892	77.4

Note 1: Interested parties mean the interested parties of the investment trust management company with which the Investment Corporation has entered into the asset management consignment agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations, and Diamond City Co., Ltd. to which the fee was paid during this period is described as such.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during the this period is as below:
Diamond City Co., Ltd. 270 thousand yen

5. State of Trading of Asset Between Asset Manager and the Investment Corporation when Asset Manager is Concurrently Engaged in Securities Business, Realty Business and Real Estate Special Joint Business

Asset Manager (Mitsubishi Corp. -UBS Realty Inc.) is never engaged in such business as described above so that there is no applicable trading.

III. BALANCE SHEET

	This Period (As of February 29, 2004)			Previous Period (As of August 31, 2003) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
Current assets:						
Cash and deposit		1,369,728			310,315	
Trust cash and trust deposit		4,755,143			6,867,939	
Rental receivables		398,188			309,870	
Consumption tax refundable		911,720			1,586,232	
Other current assets		245,328			225,065	
Total current assets		7,680,109	4.5		9,299,422	7.4
Non-current assets:						
Property and equipment:						
Trust buildings	67,814,478			48,033,133		
Accumulated depreciation	2,274,578	65,539,899		1,298,954	46,734,178	
Trust building improvements	3,507,052			1,936,376		
Accumulated depreciation	167,223	3,339,829		98,267	1,838,109	
Trust machinery and equipment	142,145			104,494		
Accumulated depreciation	5,730	136,414		2,325	102,169	
Trust industrial tool and material	693,204			273,905		
Accumulated depreciation	48,007	645,196		21,441	252,464	
Trust land		85,644,426			62,440,764	
Total property and equipment		155,305,766	91.4		111,367,685	88.1
Intangible fixed assets:						
Trust leasehold interest		3,595,259			2,467,714	
Trust and other intangible fixed assets		123,383			97,643	
Total intangible fixed assets		3,718,643	2.2		2,565,358	2.0
Investments, etc.:						
Tenant leasehold and security deposits		2,834,977			2,842,594	
Long-term prepaid expenses		41,025			29,612	
Deferred losses from hedge transactions		42,074			2,812	
Other investments and assets		198,940			186,901	
Total investments, etc.		3,117,017	1.8		3,061,920	2.4
Total non-current assets		162,141,427	95.4		116,994,964	92.5
Deferred assets:						
Organization costs		69,620			83,544	
Total deferred assets		69,620	0.1		83,544	0.1
Total Assets		169,891,156	100.0		126,377,931	100.0

	This Period (As of February 29, 2004)		Previous Period (As of August 31, 2003) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Compositio n Ratio (%)
LIABILITIES				
Current liabilities:				
Sales debt	461,242		436,859	
Short-term debt	38,528,000		-	
Accounts payable	13,749		332,835	
Accrued expenses	517,115		224,726	
Income tax payable, etc.	1,022		605	
Rent received in advance	553,118		367,762	
Deposit received	710,288		835,410	
Other current liabilities	208,900		79,543	
Total current liabilities	40,993,438	24.1	2,277,744	1.8
Non-current liabilities:				
Long-term debt	4,170,000		4,170,000	
Tenant leasehold and security deposits	48,183,934		43,703,691	
Debt from derivatives	42,074		2,812	
Total non-current liabilities	52,396,008	30.9	47,876,503	37.9
Total Liabilities	93,389,446	55.0	50,154,247	39.7
UNITHOLDERS' EQUITY				
Unitholders' equity:				
Unitholders' capital	73,921,612	43.5	73,921,612	58.5
Retained earnings:				
Inappropriate retained earnings at the end of the period	2,580,097		2,302,071	
Total retained earnings	2,580,097	1.5	2,302,071	1.8
Total Unitholders' Equity	76,501,709	45.0	76,223,684	60.3
Total Liabilities and Unitholders' Equity	169,891,156	100.0	126,377,931	100.0

IV. STATEMENT OF INCOME

	This Period (For the Period from September 1, 2003 to February 29, 2004)			Previous Period (For the Period from March 1, 2003 to August 31, 2003)		
	Amount (¥ in thousands)		Percentage (%)	Amount (¥ in thousands)		Percentage (%)
Ordinary Income or Loss						
Operating Income or Loss						
Operating revenues:						
Rental revenues	6,947,818	6,947,818	100.0	5,920,076	5,920,076	100.0
Operating expenses:						
Property-related expenses	3,464,621			2,885,738		
Asset management fees	473,213			361,990		
Compensation of Officers	1,800			1,800		
Custodian fees	23,208			9,505		
General administration fees	58,540			47,161		
Other	56,047	4,077,431	58.7	41,690	3,347,885	56.6
Operating income		2,870,387	41.3		2,572,190	43.4
Non-operating Income or Loss						
Non-operating revenues:						
Interest received	30			34		
Other non-operating Income or Loss	14,945	14,975	0.2	-	34	0.0
Non-operating expenses:						
Interest expense	106,397			27,341		
Cost of issuance of new investment units	158,444			214,407		
Amortization of organization costs	13,924			13,924		
Other non-operating expenses	25,553	304,318	4.4	13,413	269,086	4.5
Ordinary income		2,581,044	37.1		2,303,138	38.9
Income before income taxes		2,581,044	37.1		2,303,138	38.9
Income taxes and other taxes		1,022			1,068	0.0
Adjustment of income taxes, etc.		△21			18	
Net income		2,580,043	37.1		2,302,051	38.9
Retaining earnings at the beginning of the period		54			20	
Retained earnings at end of the period		2,580,097			2,302,071	

Explanatory Notices
(Omitted)

V. Statement of The Distribution
(Omitted)

VI. CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

April 14, 2004

To: Japan Retail Fund Investment Corporation
Board of directors

Chuo Aoyama Audit Corporation

Signature ____________________ [Seal]
Shuichiro Hayashi
Certified Public Accountant
Representative Member
Member in Charge

Signature ____________________ [Seal]
Takeshi Shimizu
Certified Public Accountant
Representative Director
Member in Charge

We have audited the financial documents, namely balance sheet, the related profit and loss statement, the annual report (limited to the part related to the accounts) and the accounts concerning cash distribution, and the supplementary statement (limited to the part related to the accounts) of Japan Retail Fund Investment Corporation for the period from September 1, 2003 to February 29, 2004. The parts related to the accounts in the annual report and the supplementary statement, which we have audited, was prepared based on the accounting books. The responsibility of the creation of this financial documents and supplementary statement is upon the manager and our responsibility, from independent position, is upon expressing opinions for the financial documents and supplementary statement.

We have audited the financial statements referred to above in conformity with the auditing standards generally accepted fair and appropriate in Japan and took necessary auditing procedures. The auditing standards seek to obtain reasonable assurance about whether the financial documents and supplementary statement are free of material misstatement. The auditing is based upon testing audit, and it involves the examination of the exhibit of the entire financial documents and supplementary statement including the accounting policy and its application methods adopted by the manager and evaluation of estimates done by the manager. As a result of the auditing, we judge that we have achieved a reasonable basis for our opinion.

In our opinion,

(1) The balance sheet and the profit and loss statement referred to above present fairly the financial position and the results of its operations of the Investment Corporation in

conformity with the laws and regulations as well as its articles of incorporation;

(2) The annual report (limited to the part related to the accounts) present fairly the financial position and the operating results of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(3) The accounts concerning cash distribution referred to above is in conformity with the laws and regulations as well as its articles of incorporation; and

(4) With regard to the supplementary statement (limited to the part related to the accounts), there is no matter to indicate pursuant to the provisions of the Law concerning Investment Trust and Investment Corporation.

There are no interests which are required to be indicated pursuant to the provision of the Certified Public Accountant Law, between the Investment Corporation and the Audit Corporation or its member in charge.

End

VII. STATEMENT OF CASH FLOWS (FOR REFERENCE)

	For this Period from September 1, 2003 to February 29, 2004	For the Previous Period from March 1, 2003 to August 31, 2003		For this Period from September 1, 2003 to February 29, 2004	For the Previous Period from March 1, 2003 to August 31, 2003
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	2,581,044	2,303,138	Purchases of property and equipment	△45,060,306	△69,180,593
Depreciation	1,081,214	844,023	Purchases of intangible fixed assets	△1,157,157	△2,568,654
Amortization costs of long-term prepaid expenses	5,342	5,328	Revenue from tenant leasehold and security deposits	7,616	-
Amortization of organization costs	13,924	13,924	Payment for tenant leasehold and security deposits	-	△2,842,594
Loss on retirement of fixed assets	44,910	-	Purchases of other investments and assets	△12,038	△186,901
Interest received	△30	△34	Proceeds from tenant leasehold and security deposits	4,480,243	32,511,933
Interest expense	106,397	27,341	Net cash used in investing activities	△41,741,642	△42,266,809
Increase or Decrease of rental receivables	△88,317	△265,182	III Cash Flows from Financing Activities:		
Increase or Decrease of consumption tax refundable	674,511	△1,586,232	Proceeds from short-term debt	38,528,000	-
Increase or Decrease of operating accounts payable	24,382	436,859	Payment for short-term debt	-	△4,830,000
Increase or Decrease of accounts payable	△319,086	332,835	Payment of dividends	△2,294,641	△753,721
Increase or Decrease of accrued unpaid expenses	237,160	66,594	Proceeds from issuance of investment units	-	50,259,212
Increase or Decrease of accrued consumption tax payable, etc.	-	△17,576	Net cash provided by financing activities	36,233,358	44,675,491
Increase or Decrease of advance received	185,356	225,484	IV Net Change in Cash and Cash Equivalents	△1,053,383	5,444,636
Payments for long-term prepaid expenses	△16,755	△2,083	V Cash and Cash Equivalents at the Beginning of the Period	7,178,254	1,733,618
Increase or Decrease of deposit received	△125,122	835,410	VI Cash and Cash Equivalents at the End of the Period	6,124,871	7,178,254
Others	101,713	△146,607			
Sub-total	4,506,645	3,073,224			

Interest received	30	41			
Payment of interest	△51,168	△35,867			
Payment of corporate tax	△605	△1,444			
Net cash provided by operating activities	4,454,901	3,035,954			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 129, Paragraph 4 of the Law concerning Investment Trust and Investment Corporation.

(Omitted)

VIII. INFORMATION FOR INVESTORS

(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 3 to 12.

March 19, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Partial Sale of Investment Units Owned by a Major Unitholder

We hereby inform you that, with respect to the rights that Mitsubishi Corporation, a major unitholder of the Investment Corporation, granted to Nikko Citigroup Limited to purchase up to a maximum of 3,427 units of the Investment Corporation's investment units from Mitsubishi Corporation (greenshoe option) in relation to the public offering by the purchase and subscription by underwriters, which was resolved by the meetings of the Board of Directors of the Investment Corporation held on January 29, 2004 and February 17, 2004, we have received notice from Mitsubishi Corporation dated this 19th day of March, 2004 that "as of this 19th day of March, 2004, Nikko Citigroup Limited will exercise its rights, and Mitsubishi Corporation will sell to Nikko Citigroup Limited. 3,427 units of the Investment Corporation that it holds"

I. Partial Sale of Investment Units Owned by a Major Unitholder

(1)	Name of major unitholder:	Mitsubishi Corporation (*)
(2)	Number of investment units to be sold:	3,427 units
(3)	Party to whom investment units are sold:	Nikko Citigroup Limited
(4)	Sale price:	¥654,910 per unit
(5)	Delivery date:	March 25, 2004 (Thursday)

* Mitsubishi Corporation is a major shareholder of Mitsubishi Corp.-UBS

Realty Inc., which is an investment trust management company (Asset Manager), to whom the Investment Corporation has entrusted with the asset management business.

II. Number of Investment Units Owned by the Unitholder and the Percentage over the Total Number of Issued Investment Units

Number of investment units owned before partial sale	14,402 units
Percentage over total number of issued investment units	6.56%
Number of investment units owned after partial sale	10,975 units
Percentage over total number of issued investment units	5.00%

(Note) Total number of issued investment units: 219,502 units

- End -

March 30, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Scheduled Replacement of Director of
Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an investment trust management company (Asset Manager) to which the Investment Corporation has entrusted with the asset management business, held a meeting of the Board of Directors on March 30, 2004 and resolved to submit a proposal for recommending Mr. James O'Keefe as candidate for Director and Mr. Mitsuaki Kuze as candidate for Auditor to the extraordinary general meeting of Unitholders scheduled to be held on the same day, and that the proposal was approved by the extraordinary general meeting of Unitholders held on that day.

(New Appointment)	
Director (Part-time)	James O'Keefe
(Retirement)	
Director (Part-time)	Francis Decker
(New Appointment)	
Auditor (Part-time)	Mitsuaki Kuze
(Retirement)	
Auditor (Part-time)	Koichi Taoka

* Brief histories of the new Director and the new Auditor are as described in the Attachment.

Pursuant to the provisions of the Law Concerning Investment Trusts and Investment Corporations, the above matter will be filed with the Commissioner of the Financial Services Agency and The Investment Trusts Associations, Japan, as changes in the names of Directors and Auditors.

- End -

[Translation of the Attachment is omitted.]

March 31, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing and Repayment

We hereby inform you that the following decision has been made on money borrowing and repayment.

1. Reasons for borrowing and repayment:
To diversify the funding sources, disperse the repayment dates, and lock a portion of the borrowings to a fixed interest rate by making a prepayment in the amount of ¥18,528 million with respect to the secured short-term borrowings in the amount of ¥38,528 million, and refinancing and replacing the remaining borrowings by unsecured long-term borrowings in the amount of ¥5,000 million and secured long-term borrowings in the amount of ¥15,000 million.

2. Description of the borrowing:

[Unsecured borrowings]
(1) Party from which the borrowing is made:
Nippon Life Insurance Company
(2) Amount to be borrowed:
¥5,000 million
(3) Interest rate:

1.28000% (Fixed)

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The first interest payment date will be the last day of June 2004 and thereafter, the interest payment date will be the last day of March, June, September and December of each year until December 2008, respectively, as well as the date of repayment of principal.

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Drawdown date:

March 31, 2004

(8) Final date of repayment of principal:

March 31, 2009

[Secured borrowings]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be borrowed:

¥5,000 million

Breakdown between the parties

The Bank of Tokyo-Mitsubishi, Ltd.	¥2,500 million
The Mitsubishi Trust and Banking Corporation	¥1,250 million
The Chuo Mitsui Trust and Banking Company, Limited	¥1,250 million

(3) Interest rate (*):

0.62917% (From March 31, 2004 to June 30, 2004)

(4) Method of borrowing:

Secured and unguaranteed

Security will be created through the first priority pledge over beneficial interests in the real estate trust with the trust property of Ito-Yokado Nishikicho.

(5) Interest payment date:

The first interest payment date will be the last day of June 2004 and thereafter, the interest payment date will be the last day of March, June, September and December of each year until December 2010,

respectively, as well as the date of repayment of principal.

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, provided that principal may be repaid (in part) prior to a scheduled principal repayment date by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust provided as security.

(7) Drawdown date:

March 31, 2004

(8) Scheduled date of repayment of principal

March 31, 2009

(9) Final date of repayment of principal:

March 31, 2011

(*) Interest rate from and after June 30, 2004 has not been determined yet (scheduled to be determined on June 28, 2004).

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be borrowed:

¥10,000 million

Breakdown between the parties

The Bank of Tokyo-Mitsubishi, Ltd.	¥5,000 million
The Mitsubishi Trust and Banking Corporation	¥2,500 million
The Chuo Mitsui Trust and Banking Company, Limited	¥2,500 million

(3) Interest rate (*):

0.68917% (From March 31, 2004 to June 30, 2004)

(4) Method of borrowing:

Secured and unguaranteed

Security will be created through the first priority pledge over beneficial interests in the real estate trust with the trust property of Ito-Yokado Narumi, Ito-Yokado Kamifukuoka-higashi, Aeon Kashiihama Shopping Center and Aeon Sapporo Naebo Shopping Center.

(5) Interest payment date:

The first interest payment date will be the last day of June 2004 and thereafter, the interest payment date will be the last day of March, June,

September and December until December 2005, respectively, as well as the date of repayment of principal.

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, provided that principal may be repaid (in part) prior to a scheduled principal repayment date by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust provided as security.

(7) Drawdown date:

March 31, 2004

(8) Final date of repayment of principal:

March 31, 2006

(*) Interest rate from and after June 30, 2004 has not been determined yet (scheduled to be determined on June 28, 2004).

3. Use of funds

Repayment of the existing short-term borrowings

4. Details of repayment

[Secured borrowings]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and, The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be repaid:

¥38,528 million

Breakdown between the parties

The Bank of Tokyo-Mitsubishi, Ltd.	¥19,624 million
The Mitsubishi Trust and Banking Corporation	¥9,632 million
The Chuo Mitsui Trust and Banking Company, Limited	¥9,632 million

(3) Method of borrowing:

Secured and unguaranteed

Facility loan short-term borrowing by creation of floating pledge over beneficial interests in real estate trust.

(4) Principal repayment date:

March 31, 2004

- End -

[Reference]
[Translation omitted.]

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Fiscal Year Ending February 29, 2004
(From September 1, 2003 To February 29, 2004)

April 15, 2004

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation (the "*toshi hojin*")
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953
Location of Head Office:	Tokyo
Reference:	(Asset Manager) Mitsubishi Corp.- UBS Realty Inc. Responsible Person: Hidenori Asai Name of Office: Deputy President TEL:03-3511-1692
Date of Board Meeting for Settlement of Accounts:	April 15, 2004
Commencement Date of Payment of Dividends:	May 13, 2004 (Scheduled)

1. State of Operation and Assets for the Period Ending February, 2004 (September 1, 2003 ˜ February 29, 2004):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income (million yen)	%	Operating Profit (million yen)	%	Ordinary Profit (million yen)	%	Current Income (million yen)	%
Period Ending February 2004	6,947	17.4	2,870	11.6	2,581	12.1	2,580	12.1
Period Ending August 2003	5,920	307.3	2,572	181.3	2,303	204.0	2,302	204.3

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending February 2004	¥16,918	3.4%	(6.8)%	1.7%	(3.5)%	37.1%
Period Ending August 2003	¥15,095	4.6%	(9.1)%	2.7%	(5.3)%	38.9%

(Note) 1. The accounting period ending August 2003 is from March 1, 2003 to August 31, 2003 for 184 days and for the accounting period ending February 2004 is from September 1, 2003 to February 29, 2004 for 182 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there

was an additional issue during the accounting period ending August 2003, the current income per unit for the accounting period ending August 2003 was calculated by weighted average (152,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning March 1, 2003). The number of investment units issued and outstanding as of the end of the period is 152,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending February 2004	¥16,918	¥2,580	0	-	99.9%	3.4 %
Period Ending August 2003	¥15,095	¥2,302	0	-	99.9%	3.0%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)		(yen)
Period Ending February 2004	169,891	76,501	45.0%	501,643
Period Ending August 2003	126,377	76,223	60.3%	499,820

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending February 2004: 152,502 units

For the period ending August 2003: 152,502 units

2. Estimated State of Operation for the Period Ending August 2004 (March 1, 2004 ~ August 31, 2004) and for the Period Ending February 2005 (September 1, 2004 ~ February 28, 2005):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending August 2004	8,546	3,076	3,075	14,008	0
Period Ending February 2005	8,620	3,128	3,127	14,246	0

(Reference) Estimated current income per unit:
For the period ending August 2004: 14,008 yen
For the period ending February 2005: 14,246 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the *toshi hojin*

The name and related business of the major related corporations of the *toshi hojin* are as described below:

(1) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the *toshi hojin*, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of the *toshi hojin* and with investment objects and policy of assets as stipulated therein.

(2) The Mitsubishi Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the *toshi hojin*, it provides as general administrator under the Investment Trust Law of Japan (i) the business concerning registration of transfer of investment units issued by the *toshi hojin*, (ii) the business concerning issuance of such units, (iii) the business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) the business concerning accounting, (v) the business concerning payment of monies as dividends to investors, (vi) the business concerning request on exercise of rights from investors to the *toshi hojin* and the business concerning acceptance of other offers by investors, (vii) the business concerning preparation of accounting book and (viii) the business concerning tax payment.

In addition, based on entrust from the *toshi hojin*, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the *toshi hojin*.

2. Management Policy and Results of Operation

(1) Management Policy:

As our management policy, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type real properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the *toshi hojin*:

The *toshi hojin* was incorporated on September 14, 2001 under the Law Concerning Investment Trusts and Investment Corporations of Japan and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of commercial facilities in Japan (Issue Name

Code:8953). Immediately after the incorporation, the *toshi hojin* acquired 4 commercial facilities, and during the third period acquired 6 new properties. Thereafter, 6 additional properties have been acquired and as of the end of the forth period (February 29, 2004), a total of 16 properties are being operated.

ii. Results of Operation:

Income-type real properties are supported by the long-term (over ten years) lease agreement with the excellent tenants centering around Ito-Yokado, AEON and KINTETSU department store and the occupancy ratios of such properties have always been maintained at 100% to obtain a very stable rental income. Further, newly built large properties such as the buildings of Ito-Yokado and AEON are included in the income-type real properties that have been obtained during the current period. This is because each of these excellent, major general supermarkets have begun incorporating development projects with a *toshi hojin* exit strategy to open new stores, and as a result, our partnerships with these winning retailers are becoming closer.

On the other hand, as for growth-type real properties, the incomes are expanding steadily through the updraw of tenant replacements and occupancy ratio aiming at maximizing the potential value of the commercial facilities such as Hakata Riverain/eeny meeny miny mo.

iii. Summary of Raising Funds:

As for financing for interest-bearing debts such as loans, as of the end of the current period, tenant leaseholds and security deposits accepted by the *toshi hojin* (the trust property of the trust covered by the beneficiary interests held by the *toshi hojin*) were approximately 48.1 billion yen, long-term loans were approximately 4.2 billion yen and short-tem loans that were borrowed to obtain new properties were approximately 38.5 billion yen.

Since the above-mentioned tenant leasehold is based upon the long-term lease agreement with the tenants, they may be utilized effectively until expiration of such agreement. On the other hand, most security deposits are left unredeemed for the initial 10 years (the initial interest rate is zero) and will be repaid in equal installment for the remaining period after lapse of 10 years (interest rates are 1% ~ 2%). For the current period under review, in addition to the average interest rate being 1.1% applied to loans, the almost zero interest rate on tenant leaseholds and security deposits helped keep fund raising costs at an very low level overall.

On the other hand, with the past three series of units issues (equity finance), we managed to steadily increase our profit/asset size without reducing the profit/asset value per unit because we increased the number of issued units by issuing investment units (delivery) and acquired properties simultaneously.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, we reported, as performance for the current period, operating income of which is composed of total rental income of 6,947 million yen, operating profit of 2,870 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 2,581 million yen as well as current

income of 2,580 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, we, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 16,918 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii. Outlook of Results of Next Period:

Concerning the state of operation for the Fifth Period (March 1, 2004 ˜ August 31, 2004), we estimate operating income of 8,546 million yen, ordinary profit of 3,076 million yen, current income of 3,075 million and dividend per unit of 14,008 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Fifth Period (March 1, 2004 ˜ August 31, 2004) and for the Sixth Period (September 1, 2004 ˜ February 28, 2005)" as described below.

Also, concerning the state of operation for the Sixth Period (September 1, 2004 ˜ February 28, 2005), based upon the "Preconditions of Forecasts of State of Operation for the Fifth Term (March 1, 2004 ˜ August 31, 2004) and for the Sixth Period (September 1, 2004 ˜ February 28, 2005)" as described in below, we estimate operating income of 8,620 million yen, ordinary profit of 3,128 million yen, current income of 3,127 million and dividend per unit of 14,246 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Fifth Term (March 1, 2004 ˜ August 31, 2004)" and for the Sixth Period (September 1, 2004 ˜ February 28, 2005)

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of February 29, 2004)		Previous Period (As of August 31, 2003)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
Current assets:						
Cash and deposit	1,369,728		310,315		1,059,413	
Trust cash and trust deposit *1	4,755,143		6,867,939		△2,112,796	
Rental receivables	398,188		309,870		88,317	
Consumption tax refundable	911,720		1,586,232		△674,511	
Other current assets	245,328		225,065		20,262	
Total current assets	7,680,109	4.5	9,299,422	7.4	△1,691,313	△17.4
Non-current assets: *1						
Property and equipment:						
Trust buildings	67,814,478		48,033,133		19,781,345	
Accumulated depreciation	2,274,578		1,298,954		975,623	
Trust building improvements	3,507,052		1,936,376		1,570,676	
Accumulated depreciation	167,223		98,267		68,956	
Trust machinery and equipment	142,145		104,494		37,650	
Accumulated depreciation	5,730		2,325		3,405	
Trust industrial tool and material	693,204		273,905		419,298	
Accumulated depreciation	48,007		21,441		26,566	
Trust land	85,644,426		62,440,764		23,203,662	
Total property and equipment	155,305,766	91.4	111,367,685	88.1	43,938,080	39.5
Intangible fixed assets:						
Trust leasehold interest	3,595,259		2,467,714		1,127,544	
Trust and other intangible fixed assets	123,383		97,643		25,739	
Total intangible fixed assets	3,718,643	2.2	2,565,358	2.0	1,153,284	45.0
Investments, etc.:						
Tenant leasehold and security deposits	2,834,977		2,842,594		△7,616	
Long-term prepaid expenses	41,025		29,612		11,413	
Deferred losses from hedge transactions	42,074		2,812		39,262	
Other investments and assets	198,940		186,901		12,038	
Total investments and assets	3,117,017	1.8	3,061,920	2.4	55,096	1.8
Total non-current assets	162,141,427	95.4	116,994,964	92.5	45,146,462	38.6
Deferred assets:						
Organization costs	69,620		83,544		△13,924	
Total deferred assets	69,620	0.1	83,544	0.1	△13,924	△16.7
Total Assets	169,891,156	100.0	126,377,931	100.0	43,513,225	34.4

Subjects \ Period	This Period (As of February 29, 2004)		Previous Period (As of August 31, 2003)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
Current liabilities:						
Sales debt	461,242		436,859		24,382	
Short-term debt *1	38,528,000		-		38,528,000	
Accounts payable	13,749		332,835		△319,086	
Accrued expenses	517,115		224,726		292,388	
Income tax payable, etc.	1,022		605		417	
Rent received in advance	553,118		367,762		185,356	
Deposit received	710,288		835,410		△125,122	
Other current liabilities	208,900		79,543		129,357	
Total current liabilities	40,993,438	24.1	2,277,744	1.8	38,715,694	1,699.7
Non-current liabilities						
Long-term debt *1	4,170,000		4,170,000		0	
Tenant leasehold and security deposits	48,183,934		43,703,691		4,480,243	
Debt from derivatives	42,074		2,812		39,262	
Total non-current liabilities	52,396,008	30.9	47,876,503	37.9	4,519,505	9.4
Total Liabilities	93,389,446	55.0	50,154,247	39.7	43,235,199	86.2
UNITHOLDERS' EQUITY *4						
Unitholders' equity: *3						
Unitholders' capital	73,921,612	45.0	73,921,612	58.5	0	0.0
Retained earnings:						
Inappropriate retained earnings at the end of the period	2,580,097		2,302,071		278,025	
Total retained earnings	2,580,097	1.5	2,302,071	1.8	278,025	12.1
Total Unitholders' Equity	76,501,709	45.0	76,223,684	60.3	278,025	0.4
Total Liabilities and Unitholders' Equity	169,891,156	100.0	126,377,931	100.0	43,513,225	34.4

B. Statement of Income

Subjects \ Period	This Period For the Period from September 1, 2003 to February 29, 2004		Previous Period For the Period from March 1, 2003 to August 31, 2003		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
Operating Income or Loss						
Operating revenues:	6,947,818	100.0	5,920,076	100.0	1,027,743	17.4
Rental revenues *1	6,947,818		5,920,076		1,027,743	
Operating expenses:	4,077,341	58.7	3,347,885	56.6	729,455	21.8
Property-related expenses *1	3,464,621		2,885,738		578,884	
Asset management fees	473,213		361,990		111,223	
Compensation of Officers	1,800		1,800		-	
Custodian fees	23,208		9,505		13,704	
General administration fees	58,540		47,161		11,378	
Others	56,047		41,690		14,356	
Operating income	2,870,387	41.3	2,572,190	43.4	298,198	11.6
Non-operating Income or Loss						
Non-operating revenues:	14,975	0.0	34	0.0	14,941	43,511.9
Interest received	30		34		△4	
Other non-operating Income or Loss	14,945		-		14,945	
Non-operating expenses:	304,318	4.4	269,086	4.5	35,232	13.1
Interest expense	106,397		27,341		79,056	
Cost of issuance of new investment units	158,444		214,407		△55,964	
Amortization of organization costs	13,924		13,924		-	
Other non-operating expenses	25,553		13,413		12,140	
Ordinary income	2,581,044	37.1	2,303,138	38.9	277,907	12.1
Income before income taxes	2,581,044	37.1	2,303,138	38.9	277,907	12.1
Income taxes and other taxes	1,022		1,068		△46	
Adjustment of income taxes, etc.	△21		18		△40	
Net income	2,580,043	37.1	2,302,051	38.9	277,992	12.1
Retaining earnings at the beginning of the period	54		20		33	
Retained earnings at the end of the period	2,580,097		2,302,071		278,026	

[Important Accounting Policy]
(Omitted)

[Notes]
(Omitted)

Statement of Cash Distribution:

(yen)

Subjects / Period	This Period (From September 1, 2003 to February 29, 2004)	Previous Period (From March 1, 2003 to August 31, 2003)
I Retained earnings at end of period	2,580,097,839	2,302,071,878
II Dividends (Dividends per unit)	2,580,028,836 (16,918)	2,302,017,690 (15,095)
III Retained earnings brought forward to the next period	69,003	54,188

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 2,580,028,836 yen for the current period (2,302,017,690 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the *toshi hojin* makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4

Note 1 The *toshi hojin* was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds for acquiring new real property.

(3) Statement of Cash Flow

Period / Subjects	For the Period from September 1, 2003 to February 29, 2004	For the Previous Period from March 1, 2003 to August 31, 2003	Period / Subjects	For the Period from September 1, 2003 to February 29, 2004	For the Previous Period from March 1, 2003 to August 31, 2003
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	2,581,044	2,303,138	Purchases of property and equipment	△45,060,306	△69,180,593
Depreciation	1,081,214	844,023	Purchases of intangible fixed assets	△1,157,157	△2,568,654
Amortization costs of long-term prepaid expenses	5,342	5,328	Revenue from tenant leasehold and security deposits	7,616	△2,842,594
Amortization of organization costs	13,924	13,924	Purchases of other investments and assets	△12,038	△186,901
Loss on retirement of fixed assets	44,910	-	Proceeds from tenant leasehold and security deposits	4,480,243	32,511,933
Interest received	△30	△34	Net cash used in investing activities	△41,741,642	△42,266,809
Interest expense	106,397	27,341	III Cash Flows from Financing Activities:		
Increase or Decrease of rental receivables	△88,317	△265,182	Proceeds from short-term debt	38,528,000	-
Increase or Decrease of consumption tax refundable	△674,511	△1,586,232	Payment for short-term debt	-	△4,830,000
Increase or Decrease of operating accounts payable	24,382	436,859	Payment of dividends	△2,294,641	△753,721
Increase or Decrease of accounts payable	△319,086	332,835	Proceeds from issuance of investment units	50,259,212	50,259,212
Increase or Decrease of accrued unpaid expenses	237,160	66,594	Net cash provided by financing activities	36,233,358	44,675,491
Increase or Decrease of accrued consumption tax payable, etc.	-	△17,576	IV Net Change in Cash and Cash Equivalents	△1,053,383	5,444,636
Increase or Decrease of advance received	185,356	225,484	V Cash and Cash Equivalents at the Beginning of the Period	7,178,254	1,733,618
Payments for long-term prepaid expenses	△16,755	△2,083	VI Cash and Cash Equivalents at the End of the Period	6,124,871	7,178,254
Increase or Decrease of deposit received	125,122	835,410			
Others	△101,713	△146,607			
Sub-total	4,506,645	3,073,224			
Interest received	30	41			
Payment of interest	△51,168	△35,867			

Payment of corporate tax	△605	△1,444	
Net cash provided by operating activities	4,454,901	3,035,954	

[Important Accounting Policy]
(Omitted)

4. Changes in Officers
   Not applicable.

5. Reference Information

(1) Property Portfolio of the *toshi hojin*

Type of Assets	Regions, etc.	This Period (As of February 29, 2004)		Previous Period (As of August 31, 2003)	
		Aggregate Holdings	Percentage of Total Assets	Aggregate Holdings	Percentage of Total Assets
Trust real property		(mil. yen)	%	(mil. yen)	%
	Tokyo metropolitan area	60,083	35.4	35,761	28.3
	Osaka, Nagoya and their metropolitan areas	61,875	36.4	55,308	43.8
	Other metropolitan areas	37,065	21.8	22,863	18.1
Sub-total		159,024	93.6	113,933	90.2
Deposits and other assets		10,866	6.4	12,444	9.8
Total assets		169,891	100.0	126,377	100.0

Note 1 Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Details of Property

i) Outline of trust real property

As of February 29, 2004, the principal real property held by the *toshi hojin* is as listed below:

Name of Realty, etc. (Trust Beneficiary Interests	Net Book Value (million yen)	Number of Property	Leasable Area	Leased Area	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
			(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,078	1	46,248.96	46,248.96	100.0	6.3	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,985	1	56,891.15	56,891.15	100.0	5.1	Commercial facilities
Osaka Shinsaibashi Building (trust beneficiary interests)	14,165	1	13,666.96	13,666.96	100.0	6.0	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,211	1	63,652.33	63,652.33	100.0	4.0	Commercial facilities
8953 Hakata Reverain (Note 3) (trust beneficiary interests)	13,289	1	25,733.62	25,498.51	99.1	18.4	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,554	1	50,437.91	50,437.91	100.0	4.8	Commercial facilities
Minami Aoyama							

2002 Building (trust beneficiary interests)	5,410	1	1,582.48	1,582.48	100.0	2.4	Commercial facilities
Nara Family (trust beneficiary interests)	32,265	1	85,337.48	85,157.16	99.8	32.1	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,220	1	43,415.03	43,415.03	100.0	10.0	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,691	1	21,581.65	21,581.65	100.0	1.1	Commercial facilities
Ito-Yokado, Kamifukuoka Higashi (trust beneficiary interests)	6,946	1	28,316.18	28,316.18	100.0	3.3	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	13,519	1	72,957.52	72,957.52	100.0	3.3	Commercial facilities
Daikanyama 8953 Building (trust beneficiary interests)	1,285	1	574.46	574.46	100.0	0.2	Commercial facilities
Harajuku Face 8953 Building (trust beneficiary interests)	2,812	1	1,477.62	1,477.62	100.0	0.3	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,889	1	100,457.69	100,457.69	100.0	1.4	Commercial facilities
Aeon Kashiihama							

Shopping Center (trust beneficiary interests)	13,697	1	109,616.72	109,616.72	100.0	1.3	Commercial facilities
Total	159,024	16	721,947.76	721,532.33	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

As of February 29, 2004, the commercial facilities held by the *toshi hojin* (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	10,200	10,078
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	10,200	9,985
Osaka Shinsaibashi Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	14,400	14,165
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,000	8,211
8953 Hakata Reverain (Note 3)	3-1 Simo-kawabata Hakata-ku, Fukuoka-City, Fukuoka	Real estate trust beneficiary interests	25,733.62	13,400	13,289
Ito-Yokado Narumi	3-232 Urasato Midori-ku, Nagoya-City, Aichi	Real estate trust beneficiary interests	50,437.91	8,420	8,554

Minami Aoyama 2002 Building	8-5 Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,582.48	5,330	5,410
Nara Family	2-4-1 Saidaiji-higashimachi, Nara-shi, Nara	Real estate trust beneficiary interests	85,337.48	32,400	32,265
Abiko Shopping Plaza	142-1 Abiko-aza-kita-iizuka Abiko City, Chiba	Real estate trust beneficiary interests	43,415.03	10,800	10,220
Ito-Yokado Yabashira	15 Higurashi 1-chome, Matsudo-City, Chiba	Real estate trust beneficiary interests	21,581.65	1,750	1,691
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara, 2-chome, Kamifukuoka-shi, Saitama	Real estate trust beneficiary interests	28,316.18	6,880	6,946
Ito-Yokado Nishikicho	12-1 Nishikicho, 1-chome, Warabi-shi, Saitama	Real estate trust beneficiary interests	72,957.52	13,300	13,519
Daikanyama DK Building	35-17 Ebisu-nishi, 1-chome,Shibuya-ku, Tokyo	Real estate trust beneficiary interests	574.46	1,260	1,285
Harajuku Face 8953 Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,477.62	2,780	2,812
Aeon Higashiura Shopping Center (Note 3)	62-1 Aza-toueicho, oaza-ogawa, Chitagun-Higshiuracho, Aichi	Real estate trust beneficiary interests	100,457.69	6,860	6,889
Aeon Kashiihama Shopping Center	12-1 Kashiihama, 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	109,616.72	13,300	13,697
Total			721,947.76	159,280	159,024

Note 1 All commercial facilities we purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser (according to the reports prepared by the Japan Real Estate Institute as of the end of period) in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the *toshi hojin* as well as the

regulations as stipulated by the Investment Trust Association.

Note 3 Abiko Shopping Plaza, Ito-Yokado Yabashira and Aeon Higashiura Shopping Center have not obtained the residence indication, therefore are written as it is on the registry.

The progress of rental business of each commercial facility in which the *toshi hojin* invests is as described below:

Name of Real Estate, etc.	Previous Period (March 1, 2003 to August 31, 2003)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	465	7.9 %
ESPA Kawasaki	1	100.0	351	5.9
Osaka Shinsaibashi Building	1	100.0	418	7.1
JUSCO Chigasaki Shopping Center	1	100.0	275	4.7
8953 Hakata Reverain (Note 3)	57	90.0	1,072	18.1
Ito-Yokado Narumi	1	100.0	325	5.5
Minami Aoyama 2002 Building	3	100.0	167	2.8
Nara Family (Note 3)	138	100.0	2,219	37.5
Abiko Shopping Plaza	50	99.9	592	10.0
Ito-Yokado Yabashira	1	100.0	32	0.5
Ito-Yokado, Kamifukuoka Higashi	-	-	-	-
Ito-Yokado Nishikicho	-	-	-	-
Daikanyama DK Building	-	-	-	-
Harajuku Face 8953 Building	-	-	-	-
Aeon Higashiura Shopping Center	-	-	-	-
Aeon Kashiihama Shopping Center	-	-	-	-
Total	255	99.4	5,920	100.0

Name of Real Estate, etc.	This Period (September 1, 2003 to February 29, 2004)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	439	6.3
ESPA Kawasaki	1	100.0	351	5.1
Osaka Shinsaibashi Building	1	100.0	418	6.0
JUSCO Chigasaki Shopping Center	1	100.0	274	4.0
8953 Hakata Reverain (Note 3)	79	99.1	1,275	18.4
Ito-Yokado Narumi	1	100.0	330	4.8
Minami Aoyama 2002 Building	3	100.0	169	2.4
Nara Family (Note 3)	133	99.8	2,232	32.1
Abiko Shopping Plaza	51	100.0	691	10.0
Ito-Yokado Yabashira	1	100.0	78	1.1
Ito-Yokado, Kamifukuoka Higashi	1	100.0	231	3.3
Ito-Yokado Nishikicho	1	100.0	228	3.3
Daikanyama DK Building	1	100.0	17	0.2
Harajuku Face 8953 Building (Note 3)	5	100.0	24	0.3
Aeon Higashiura Shopping Center	1	100.0	97	1.4
Aeon Kashiihama Shopping Center	1	100.0	87	1.3
Total	283	99.9	6,947	100.0

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 The total numbers of tenants are based upon the tenant compartment numbers

determined in the lease agreement.

April 19, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

(Amendment) Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending February 29, 2004 (From September 1, 2003 To February 29, 2004)

We hereby amend the errors in some parts of the Abbreviated Notice Regarding Settlement of Accounts which was released as of April 15, 2004.

P.7	3. Financial Statements, Etc. (1) State of Accounting A. Balance Sheet Total Current Assets	Increase or Decrease	(wrong)	△1,691,313	(correct)	△1,619,313
P.9	B. Statement of Income Ordinary Income or Loss 2. Operating Expenses	This Period (Total)	(wrong)	4,077,341	(correct)	4,077,431
	B. Statement of Income Ordinary Income or Loss 2. Operating Expenses	Increase or Decrease (Total)	(wrong)	729,455	(correct)	729,545

P.13	(Balance Sheet) Long-term Loan	Previous Period	(wrong)	4,830,000	(correct)	4,170,000
	(Balance Sheet) Total Secured Debts	Previous Period	(wrong)	25,926,002	(correct)	25,096,002
P.15	(Lease Transactions)					
	(2) Amount Equivalent to the Balance of the Unearned Lease Payments at the End of the Period (Over One Year)	This Period	(wrong)	11,889	(correct)	11,899
P.20	(3) Statement of Cash Flow I. Cash Flows from Operating Activities					
	Increase or Decrease of Consumption Tax Refundable	This Period	(wrong)	△674,511	(correct)	674,511
	Increase or Decrease of Deposit Received	This Period	(wrong)	125,122	(correct)	△125,122
	Others	This Period	(wrong)	△101,713	(correct)	101,713
P.20	(3) Statement of Cash Flow III. Cash Flows from Financing Activities					
	Proceeds from Issuance of Investment Units	This Period	(wrong)	50,259,212	(correct)	-
P.21	5. Reference Information (1) Property Portfolio of the *toshi hojin*	This Period	(wrong)	As of August 31, 2003	(correct)	As of February 29, 2004
		Previous Period	(wrong)	As of February 29, 2004	(correct)	As of August 31, 2003

- End -

April 28, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined today to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: The Chuo Mitsui Trust and Banking Company, Limited)

(2) Name of the properties: ESQUISSE Omotesando Annex (name of building: Shibuya Jingu-mae 8953)

(3) Acquisition price: ¥860 million

(4) Acquisition date: April 30, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
April 30, 2004 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Spring Properties Co., Ltd.

(6) Funds for the acquisition: Funds on hand

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in

accordance with its basic investment policy and style set forth in its Articles of Incorporation and to enhance the property portfolio in the Tokyo metropolitan area and the income-type assets within the portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Spring Properties Co., Ltd.

(2) Location of head office: 3-16, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo

(3) Representative: Yoshikazu Kitahara

(4) Capital: ¥6,659 million

(5) Main business activities: Owning, management, leasing, sale and purchase of real estate

(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending August 2004.

- End -

June 8, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Scheduled Replacement of Director of
Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an investment trust management company (Asset Manager) to which the Investment Corporation has entrusted with the asset management business, held a meeting of the Board of Directors on June 8, 2004 and resolved to submit a proposal for recommending Mr. Minoru Mukai as candidate for Director and Mr. Takashi Imai as candidate for full-time Auditor to the general meeting of Unitholders scheduled to be held on June 25, 2004.

(New Appointment)	
Director (Part-time)	Minoru Mukai
(Retirement)	
Director (Part-time)	Kai R. Sotorp
(New Appointment)	
Full-time Auditor	Takashi Imai
(Retirement)	
Full-time Auditor	Yasushi Shimosaka

* Brief histories of the new Director and the new Auditor are as described in the

Attachment.

Pursuant to the provisions of the Law Concerning Investment Trusts and Investment Corporations, the above matter will be filed with the Commissioner of the Financial Services Agency and The Investment Trusts Associations, Japan, as changes in the names of Directors and Auditors.

- End -

[Translation of the Attachment is omitted.]

June 23, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined today to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: The Mitsubishi Trust and Banking Corporation)

(2) Name of the properties: Ito-Yokado Tsunashima

(3) Acquisition price: ¥5,000 million

(4) Acquisition date: June 24, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
June 24, 2004 (execution of the transfer)

(5) Parties from which the properties have been acquired:
Nice Community Co., Ltd.

(6) Funds for the acquisition: Funds on hand and borrowed money

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of Incorporation and to enhance the property portfolio in the Tokyo metropolitan area

and the income-type assets within the portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Nice Community Co., Ltd.

(2) Location of head office: 2-13, Tsurumichuo 3-chome, Tsurumi-ku, Yokohama

(3) Representative: Masuzo Kurasako

(4) Capital: ¥150 million

(5) Main business activities: management of apartments and other buildings and construction of exterior walls

(7) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending August 2004.

- End -

June 23, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust of Ito-Yokado Tsunashima.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be borrowed:
¥4,760 million (facility loan)

Breakdown between the parties

The Bank of Tokyo-Mitsubishi, Ltd.	¥2,380 million
The Mitsubishi Trust and Banking Corporation	¥1,190 million
The Chuo Mitsui Trust and Banking Company, Limited	¥1,190 million

(3) Interest rate:

From June 24, 2004 to June 30, 2004: 1.05% per annum

Interest rate from and after June 30, 2004 has not been determined yet (scheduled to be determined on June 28).

(4) Expected date of borrowing:

June 24, 2004 (Thursday)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above.

Security will be created through the first priority pledge over beneficial interests in the real estate trust with the trust property of Ito-Yokado Tsunashima.

(6) Interest payment date:

The last day of June, September and December 2004, and the last day of March 2005, respectively, as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, provided that principal may be repaid (in part) prior to a scheduled principal repayment date by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust provided as security.

(8) Scheduled date of repayment of principal:

June 17, 2005

- End -

June 29, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowings made by the Investment Corporation on March 31, 2004 and June 24, 2004.

Secured long-term borrowing (¥5,000 million)

Interest rate:

From July 1, 2004 to September 30, 2004: 0.62% per annum

Secured long-term borrowing (¥10,000 million)

Interest rate:

From July 1, 2004 to September 30, 2004: 0.68% per annum

Facility loan (¥4,760 million)

Interest rate:

From July 1, 2004 to September 30, 2004: 1.08% per annum

Interest rate from and after September 30, 2004 has not been determined yet (scheduled to be determined on September 28).

- End -

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 3.

Japan Retail Fund Investment Corporation

Fourth Fiscal Period Results

(September 1, 2003 – February 29, 2004)

DISCLAIMER

This document contains translations of selected information described in the Financial Release (*"Kessan Tanshin"*) prepared under the timely-disclosure requirements of the Tokyo Stock Exchange, and portions of the Financial Statements and the Performance Information Report for the fourth fiscal period from September 1, 2003 to February 29, 2004, of Japan Retail Fund Investment Corporation ("JRF") prepared pursuant to the Investment Trust Law of Japan.

This English language document was prepared solely for the convenience of and reference by overseas investors and neither corresponds to the original Japanese documents nor is it intended to constitute a disclosure document. The Japanese language Financial Release and the Financial Statements and the Performance Information Report for the aforementioned should always be referred to as originals of this document.

English terms for Japanese legal, accounting, tax and business concepts used herein may not be precisely identical to the concepts of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English statements contained herein, the original Japanese documents will always govern the meaning and interpretation. Neither JRF, Mitsubishi Corp.-UBS Realty Inc. ("MC-UBSR") nor any of their respective directors, officers, employees, partners, shareholders, agents or affiliates will be responsible or liable for the completeness, appropriateness or accuracy of English translations or the selection of the portions(s) of any document(s) translated into English. No person has been authorized to give any information or make any representations other than as contained in this document in relation to the matters set out in this document, and if given or made, such information or representation must not be relied upon as having been authorized by JRF, MC-UBSR or any of their respective directors, officers, employees, partners, shareholders, agents or affiliates.

The financial statements of JRF have been prepared in accordance with generally accepted accounting principles in Japan (Japanese GAAP) which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

Certain provisions of this document contain forward-looking statements and information. We base these statements on our beliefs as well as our assumptions based solely on certain limited information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: the general economy, market conditions, financial markets including the performance of the retail market, interest rate fluctuations, competition with our retail properties, and the impact of changing regulations or taxation. JRF does not intend, and is under no obligation to, update any particular forward-looking statement included in this document to reflect future events or circumstances or of any statements or information contained therein.

April 15, 2004

Japan Retail Fund Investment Corporation
Announcement of Fourth Fiscal Period Results

Distribution Per Unit +7.6% Above Estimates

Summary of Financial Results

Japan Retail Fund Investment Corporation ("JRF"; TSE ticker code: 8953) today announced the financial results of its fourth fiscal period for the six-months ending February 29, 2004.

For the fourth fiscal period, JRF reported gross revenues of ¥6,948 million, operating income of ¥2,870 million, income before income taxes of ¥2,581 million, net income of ¥2,580 million and earnings and cash distributions per unit of ¥16,918. The cash distributions per unit exceeded the estimate of ¥15,724 reported to the Tokyo Stock Exchange on January 29, 2004 by 7.6%.

As of February 29, 2004, JRF's property portfolio consisted of sixteen retail properties and was independently appraised at ¥159,280 million in aggregate.

The assets of JRF totaled ¥169,891 million as of February 29, 2004, short-term loans and long-term borrowings were ¥38,528 million and ¥4,170 million, respectively, and total unitholders' equity was ¥76,501 million, or ¥501,643 per unit, with a total of 152,502 units outstanding.

"We are quite pleased with these operating results," said Mr. Yuichi Hiromoto, JRF's Executive Director as well as the President and Chief Executive Officer of JRF's Asset Manager, Mitsubishi Corp.-UBS Realty Inc. "In our view, these results demonstrate the continued strong performance of our retail property ownership business and the strength and quality of our properties, which continue to deliver a steady basis for ongoing distributions per unit."

Fourth Fiscal Period Highlights

Additional Acquisitions: During the period, JRF completed the acquisition of six specified additional retail properties with an aggregate purchase price of ¥44,117 million. These acquisitions were financed through a combination of cash on hand and the assumption of tenant leasehold and security deposits due upon lease termination, with the remainder from short-term bank loans, totaling ¥38,528 million for the period. Details are as follows:

(JPY in millions)

Name of Property	Acquisition Date	Acquisition Price	Amount of Short-term Loans
Ito-Yokado Kamifukuoka-higashi	September 18, 2003	6,900	3,500
Ito-Yokado Nishikicho	November 28, 2003	13,212	12,620
Daikanyama DK Building	December 10, 2003	1,235	1,110
Harajuku FACE Building	January 9, 2004	2,770	2,598
AEON Higashiura Shopping Center	January 15, 2004	6,700	6,200
AEON Kashiihama Shopping Center	January 29, 2004	13,300	12,500
Total		44,117	38,528

Bank Loans and Credit Facilities: In order to finance the acquisitions of six specified additional retail properties during the period as described in the previous paragraph, the Company obtained six additional short-term loans from a bank syndicate, totaling ¥38,528 million for the period.

Leverage: As of February 29, 2004, JRF's overall leverage level was 53.5% (25.1% excluding tenant deposits).

JRF's Portfolio Profile: As of February 29, 2004, JRF's portfolio was comprised of sixteen retail properties with 721,948 square meters of leaseable space and with a weighted average building age of 6.1 years.

Forecasts for the Fifth and Sixth Accounting Periods

Operating Environment: On March 2, 2004, JRF issued a total of 67,000 new investment units at a price per unit of ¥654,910, of which 44,300 of such units were issued in connection with a Japanese Primary Offering, and 22,700 of such units were issued in connection with an International Offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. Net proceeds of approximately ¥42.3 billion from these Offerings were primarily utilized towards the acquisition of two additional retail properties on March 2, 2004, namely Esquisse Omotesando and AEON Sapporo Naebo Shopping Center, with an aggregate purchase price of ¥23.8 billion, with the remainder of ¥18.5 billion utilized to partially repay its outstanding short-term loans totaling ¥38.5 billion incurred in connection with the acquisitions of six properties during the fourth fiscal period, as described in the previous section.

In connection with underwriter stabilization activities within the Japanese offering, Nikko Citigroup, as principal, offered up to 3,427 units of our issued and outstanding units in Japan in order to provide for over-allotment and to create a short position in our units. Our largest unitholder at the time, Mitsubishi Corporation, granted to Nikko Citigroup an option to purchase up to 3,427 units to cover such short position, and the option was fully exercised on March 19, 2004.

Performance Forecasts: For the fifth accounting period from March 1, 2004 to August 31, 2004, JRF estimates gross revenue at ¥8,546 million and net income at ¥3,075 million, or ¥14,008 per unit. For the sixth accounting period from September 1, 2004 to February 28, 2005, JRF estimates gross revenue at ¥8,620 million and net income at ¥3,127 million, or ¥14,246 per unit. The forecast decline in distributions per unit in the fifth accounting period, compared to the fourth accounting period, is primarily attributable to increases in property-related tax expense. In accordance with Generally Accepted Accounting Principles in Japan, property-related taxes are capitalized in the year of acquisition. Our forecasts assume no further property acquisitions during the fifth and sixth accounting periods apart from the two additional acquisitions in March 2004 as described in the previous section.

JRF and its Asset Manager, having considered the operating environment in which JRF operates, believe that the above forecasts, based on operating assumptions associated with JRF's current portfolio, are reasonable. However, these numbers are not a

guarantee of JRF's fifth and sixth period performance and that final results may differ due to unforeseen circumstances.

Please also refer to "Disclaimer" accompanying this document.

About JRF

Japan Retail Fund Investment Corporation is the third listed Japanese Real Estate Investment Trust ("J-REIT") and the first J-REIT to focus primarily on retail properties.

As of the date of this announcement, JRF owned eighteen retail properties containing approximately 800,372 square meters of leaseable space, with a weighted average building age of 7.1 years.

Investor Relations: *For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc. (Telephone Number: 81-3-3511-1692)*

(Summary Financial Information Attached)

JAPAN RETAIL FUND INVESTMENT CORPORATION

BALANCE SHEETS

As of August 31, 2003 and February 29, 2004

	August 31, 2003 (JPY in Millions)	February 29, 2004 (JPY in Millions)
ASSETS		
Current assets:		
Cash and cash equivalents	7,178	6,125
Rental receivables	310	398
Consumption tax refundable	1,586	912
Prepaid expenses and other assets	225	245
Total current assets	9,299	7,680
Non-current assets:		
Property and equipment, at cost:		
Land	62,441	85,644
Buildings	48,033	67,814
Building improvements	1,936	3,507
Machinery and equipment	377	835
	112,787	157,800
Less: Accumulated depreciation	(1,420)	(2,494)
Net property and equipment	111,367	155,306
Other assets:		
Leasehold rights	2,468	3,595
Other intangible assets	98	123
Deposits	2,843	2,835
Long-term prepaid expenses	30	41
Organization costs	84	70
Other	189	241
Total other assets	5,712	6,905
TOTAL ASSETS	126,378	169,891

JAPAN RETAIL FUND INVESTMENT CORPORATION

BALANCE SHEETS

As of August 31, 2003 and February 29, 2004

	August 31, 2003 (JPY in Millions)	February 29, 2004 (JPY in Millions)
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	–	38,528
Rent received in advance	368	553
Accrued expenses and other liabilities	1,910	1,913
Total current liabilities	2,278	40,994
Non-current liabilities:		
Long-term debt	4,170	4,170
Tenant leasehold and security deposits	43,704	48,184
Other	3	42
Total non-current liabilities	47,877	52,396
TOTAL LIABILITIES	50,155	93,390
Unitholders' equity:		
Unitholders' capital, 2,000,000 units authorized, 152,502 units issued and outstanding	73,921	73,921
Retained earnings	2,302	2,580
TOTAL UNITHOLDERS' EQUITY	76,223	76,501
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	126,378	169,891

JAPAN RETAIL FUND INVESTMENT CORPORATION

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Six Months Ended

August 31, 2003 and February 29, 2004

	March 1, 2003 to August 31, 2003 (JPY in Millions)	September 1, 2003 to February 29, 2004 (JPY in Millions)
Operating revenues		
Rental and other operating revenues	5,920	6,948
Operating expenses		
Property-related expenses	2,886	3,465
Asset management fees	362	473
Custodian fees	9	23
General administration fees	47	59
Other	44	58
	3,348	4,077
Operating income	2,572	2,870
Non-operating revenues		
Non-operating revenues	–	15
Non-operating expenses		
Interest expense	27	106
Offering costs	214	158
Amortization of organization costs	14	14
Other non-operating expenses	14	26
Income before income taxes	2,303	2,581
Income taxes	1	1
Net income	2,302	2,580

JAPAN RETAIL FUND INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

For the Six Months Ended

August 31, 2003 and February 29, 2004

	March 1, 2003 to August 31, 2003 (JPY in Millions)	September 1, 2003 to February 29, 2004 (JPY in Millions)
Cash Flows from Operating Activities:		
Income before income taxes	2,303	2,581
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation	844	1,081
Amortization of organization costs	14	14
Interest expense	27	106
Loss on disposal of fixed assets	–	45
Changes in assets and liabilities:		
Consumption tax refundable	(1,586)	675
Accounts payable	333	(319)
Rent received in advance	225	185
Accrued expenses and other liabilities	1,055	37
Other, net	(179)	50
Net cash provided by operating activities	3,036	4,455
Cash Flows from Investing Activities:		
Purchases of property and equipment	(71,749)	(46,217)
Proceeds from tenant leasehold and security deposits	32,511	4,480
Payment of deposits	(3,029)	(4)
Net cash used in investing activities	(42,267)	(41,741)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	–	38,528
Repayments of short-term debt	(4,830)	–
Proceeds from issuance of investment units	50,259	–
Distribution payments	(754)	(2,295)
Net cash provided by financing activities	44,675	36,233
Net change in cash and cash equivalents	5,444	(1,053)
Cash and cash equivalents at beginning of period	1,734	7,178
Cash and cash equivalents at end of period	7,178	6,125

Property Portfolio Summary 1

Name of Property	Year(s) Built	Location of Property	Date Acquired	Ownership %	Acquisition Price (JPY in Millions)	Appraisal Value as of February 29, 2004 (JPY in Millions)	% of Total Portfolio
Tokyo 23 Wards							
Minami Aoyama 2002 Building	2002	Minato Ward, Tokyo	4-Mar-03	100	5,350	5,330	3.4%
Daikanyama DK Building	1991	Shibuya Ward, Tokyo	10-Dec-03	100	1,235	1,260	0.8%
Harajuku FACE Building	1985	Shibuya Ward, Tokyo	9-Jan-04	100	2,770	2,780	1.7%
subtotal					9,355	9,370	5.9%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	2000	Kawasaki, Kanagawa	13-Mar-02 10-Dec-02	80.4 19.6	8,117 1,974	10,200	6.4%
JUSCO Chigasaki Shopping Center	2000	Chigasaki, Kanagawa	13-Mar-02	100	8,300	8,000	5.0%
Abiko Shopping Plaza	1994	Abiko, Chiba	4-Mar-03	100	10,200	10,800	6.8%
Ito-Yokado Yabashira	1982	Matsudo, Chiba	16-Jun-03	100	1,616	1,750	1.1%
Ito-Yokado Kamifukuoka-higashi	1999	Kamikukuoka, Saitama	18-Sep-03	100	6,900	6,880	4.3%
Ito-Yokado Nishikicho	2003	Warabi, Saitama	28-Nov-03	100	13,212	13,300	8.4%
subtotal					50,319	50,930	32.0%
Osaka, Nagoya and Surrounding Areas							
Osaka Shinsaibashi Building	1999	Osaka, Osaka	13-Mar-02	100	14,300	14,400	9.0%
Ito-Yokado Narumi	1997	Nagoya, Aichi	4-Mar-03	100	8,540	8,420	5.3%
Nara Family	1992,1993	Nara, Nara	6-Mar-03	100	31,241	32,400	20.3%
AEON Higashiura Shopping Center	2001	Chita, Aichi	15-Jan-04	100	6,700	6,860	4.3%
subtotal					60,781	62,080	38.9%

Other Major Cities							
Sendai Nakayama Shopping Center	1995-1999	Sendai City, Miyagi	13-Mar-02	100	10,200	10,200	6.4%
8953 Hakata Riverain	1998	Fukuoka, Fukuoka	4-Mar-03	100	12,600	13,400	8.4%
AEON Kashiihama Shopping Center	2003	Fukuoka, Fukuoka	29-Jan-04	100	13,300	13,300	8.4%
. **subtotal**					36,100	36,900	23.2%
Grand Total					**156,555**	**159,280**	**100.0%**

Property Portfolio Summary 2

Name of Property	Number of Tenants	Net Book Value as of February 29, 2004 (JPY in Millions)	Leasable Space (sq. m.)	Leased Area (sq. m.)	Occupancy Rate as of February 29, 2004	Rental Revenue in Fourth Fiscal Period (JPY in Millions)	% of Total Revenue
Tokyo 23 Wards							
Minami Aoyama 2002 Building	3	5,410	1,582.48	1,582.48	100.0%	170	2.4%
Daikanyama DK Building	1	1,285	574.46	574.46	100.0%	17	0.2%
Harajuku FACE Building	5	2,813	1,477.62	1,477.62	100.0%	25	0.3%
subtotal	9	9,508	3,634.56	3,634.56		212	2.9%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	1	9,985	56,891.15	56,891.15	100.0%	351	5.1%
JUSCO Chigasaki Shopping Center	1	8,211	63,652.33	63,652.33	100.0%	274	3.9%
Abiko Shopping Plaza	51	10,221	43,415.03	43,415.03	100.0%	691	10.0%
Ito-Yokado Yabashira	1	1,692	21,581.65	21,581.65	100.0%	79	1.1%
Ito-Yokado Kamifukuoka-higashi	1	6,947	28,316.18	28,316.18	100.0%	232	3.3%
Ito-Yokado Nishikicho	1	13,520	72,957.52	72,957.52	100.0%	229	3.3%
subtotal	56	50,576	286,813.86	286,813.86		1,856	26.7%
Osaka, Nagoya and Surrounding Area							
Osaka Shinsaibashi Building	1	14,166	13,666.96	13,666.96	100.0%	418	6.0%
Ito-Yokado Narumi	1	8,554	50,437.91	50,437.91	100.0%	331	4.8%
Nara Family	133	32,265	85,337.48	85,157.16	99.8%	2,232	32.2%
AEON Higashiura Shopping Center	1	6,890	100,457.69	100,457.69	100.0%	97	1.4%
subtotal	136	61,875	249,900.04	249,719.72		3,078	44.4%
Other Major Cities							
Sendai Nakayama Shopping Center	2	10,078	46,248.96	46,248.96	100.0%	439	6.3%
8953 Hakata Riverain	79	13,289	25,733.62	25,498.51	99.1%	1,275	18.4%
AEON Kashiihama Shopping Center	1	13,698	109,616.72	109,616.72	100.0%	87	1.3%
subtotal	82	37,065	181,599.30	181,364.19		1,801	26.0%
Grand Total	**283**	**159,024**	**721,947.76**	**721,532.33**	**99.9%**	**6,947**	**100.0%**

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – April 28, 2004

Japan Retail Fund Investment Corporation To Acquire ESQUISSE Omotesando Annex in Shibuya, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire the ESQUISSE Omotesando Annex for 860 million yen. This property is located in the Shibuya Ward of Tokyo, within the Omotesando submarket, which has increasingly become a center of fashion, style, and culture in Tokyo, and Japan in general. The property is well-located in the midst of leading fashion and retail boutique activities, and is several blocks away from ESQUISSE Omotesando which is also owned by Japan Retail Fund. The Omotesando district has experienced a growing presence of large-scale luxury goods store openings in the past two years, including flagship stores opened by Louis Vuitton, Christian Dior, and Prada, which are also in close proximity to the ESQUISSE Omotesando Annex. This district is well-populated by hair salons and restaurants, with approximately 150 salons located in the Omotesando submarket, capitalizing on Tokyo's younger generation's high propensity towards hair styling and coloring.

The three-story ESQUISSE Omotesando Annex was constructed in 1997 and has a leaseable area of 540.78 square meters. The property is anchored by LS Mode Co., Ltd, a cosmetics company with a particular focus on beauty hair salons and beauty-treatment clinics. The company was founded in 1996 and is an affiliated company of Green Stamp Co., Ltd., which operates "BEAUTRIUM" (beauty salons), "LAZY SUZAN" (general stores), "HARUNO" (restaurants) and "VIA-QUADRONNO" (restaurants). ESQUISSE Omotesando Annex's BEAUTRIUM Salon is regarded as one of the most popular hair salons in Japan, and often generates media attention.

LS Mode Co., Ltd leases the 1st , 2nd, 3rd floors as well as the basement floor of the property. The 1st floor is subleased to LS Mode Dinning, an affiliated company of MS Mode Co., Ltd. The currently in-place three year lease will expire in March 2005, and contains renewal options for additional three year terms.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that the ESQUISSE Omotesando Annex fits well into our acquisition strategy. The property benefits from its location just off Omotesando Avenue, which has often been compared to Paris' Champs-Elysees. The inclusion of this property in the Fund's portfolio serves to further increase our geographical weighting in the Tokyo metropolitan area, further broadens our tenancy base and increases the composition of "High Street" type properties in our portfolio.

This acquisition will be financed through cash on hand.

Property Information Summary:

Property Name	ESQUISSE Omotesando Annex
Location	5-1-3 Jingu-mae, Shibuya, Tokyo
Land size	289.48 ㎡
Total floor space	573.94 ㎡
Leaseable area	540.78 ㎡
Building summary	Three floors above ground and basement
Major tenant	LS Mode Co., Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon closing of this acquisition JRF will own nineteen properties containing approximately 800,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – June 23, 2004

Japan Retail Fund Investment Corporation To Acquire Ito-Yokado Tsunashima in Kohoku-ku, Yokohama, Kanagawa Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire Ito-Yokado Tsunashima for 5,000 million yen. This property was constructed in March 1982 and has a leaseable area of 9,550 square meters and a roof top parking capacity of 70 automobiles. Ito-Yokado masterleases the entire four-story property based upon a 10 year fixed-term lease contract, which will expire in March 2012.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that "Ito-Yokado Tsunashima fits well into our acquisition strategy. We classify this shopping center as an "income-oriented" property with a 10 year fixed-term lease contract, which is located approximately 30 minutes by train from the center of Tokyo". The property is located near Tsunashima station of the Tokyu Toyoko line, which is a major train line going from Shibuya in Tokyo to Yokohama, the second largest city in Japan. Tsunashima Station is an express stop used by more than 100 thousand people per day and the bus terminal near the station has numerous lines to adjacent areas. As a result, the station is a major transit stop for passengers living in the surrounding areas. The area has experienced a population increase of 5.7% over the past 5 years from 1997 to 2002, which is higher than the corresponding Yokohama city average of 4.0%.

This property is anchored by Ito-Yokado which offers a highly-regarded merchandising mix with a significant customer focus on households and family-type customers. This purchase represents our seventh property in which Ito-Yokado is the lead tenant (Ito-Yokado, parent of Seven-Eleven, is currently rated AA by Standard & Poor's and Aa3 by Moody's).

Following the acquisition, the share of our investment grade tenants will increase from 39% to 41%. In addition, the inclusion of this property in the Fund's portfolio serves to further our geographical weighting in the Tokyo metropolitan area from 41% to 43%, as well as to capture the existing considerable consumer demand of the Greater Tokyo Metropolitan region, of which Yokohama is a part.

This acquisition was financed through a combination of cash on hand and the assumption of 232 million yen in non-interest bearing security deposits due upon lease termination in March 2012, with the remainder from bank borrowings. The leverage ratio of Japan Retail Fund Investment Corporation will increase to approximately 40% following the purchase of this property. Under the terms of the lease, the tenant is responsible for all operating expenses in connection with the operation of the property.

Property Information Summary:

Property Name	Ito-Yokado Tsunashima
Location	2-8-1 Tsunashima-Nishi, Kohoku-ku, Yokohama, Kanagawa
Land size	5,043.40 m²
Total floor space	16,549.50 m²
Leaseable area	16,549.50 m²
Building summary	4 floors above ground and basement
Major tenant	Ito-Yokado

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon closing of this acquisition JRF will own twenty properties containing approximately 810,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Mr. Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).



